

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2023

Nelli Galeeva
Deputy Chief Executive Officer for Finance
Mechel PAO
Krasnoarmeyskaya Street 1
Moscow 125167
Russian Federation

> **Re: Mechel PAO**
> **Form 20-F for the Year Ended December 31, 2021**
> **File No. 1-32328**

Dear Nelli Galeeva:

We issued comments on the above captioned filing on December 13, 2022. On January 4, 2023, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Mindy Hooker at (202) 551-3732, Ken Schuler at (202) 551-3718 or Hugh West at (202) 551-3872 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing